SUITESEAT LLC
CONVERTIBLE PROMISSORY NOTE

$_____6,000_____   _____June 30_____ , 2017

_____Columbus_____ , Ohio

FOR VALUE RECEIVED, SUITESEAT LLC, an Ohio limited liability company ("**MAKER**"), promises to pay to the order of _____**RYAN MORRIS**_____ , or its assigns, ("**HOLDER**"), the principal amount of $_____6,000_____, together with all accrued but unpaid interest thereon, upon the first to occur of (a) the closing of a financing involving the purchase of equity securities of Maker (in which case the outstanding principal and interest will be converted into the same equity security sold and issued by Maker in such financing at a price per equity security equal to eighty percent (80%) of the price per equity security of the security sold and issued in the financing, and otherwise on the same terms as such financing), (b) the closing of a financing involving the purchase of debt securities of Maker (in which case the outstanding principal and interest will be converted on a *dollar-for-dollar* basis into the same debt security (together with any warrants or other associated instruments or securities) sold and issued by Maker in such financing), (c) on Holder's demand at any time on or after June 30, 2020 (in which case the outstanding principal and interest will be paid in cash in full), or (d) the consummation of the sale of Maker (whether by merger or by sale of equity or assets) (in which case the outstanding principal and interest will be paid in cash in full). Any principal amounts outstanding under this convertible promissory note (this "**NOTE**") shall bear interest at the simple annual rate of eight percent (8%). This Note may be prepaid in whole or in part at any time or times without premium or penalty with the consent of Holder.

In no event shall this Note or any similar convertible promissory notes be issued in a principal amount of less than $5,000.

Maker hereby waives presentment, protest, demand, notice of dishonor and all other notices, and all defenses and pleas on the grounds of any extension or extensions of the time of payments or the due dates of this Note, in whole or in part, with or without notice. No renewal, extension, release, delay or omission by Holder in enforcement of this Note, or in exercising any right or power hereunder, shall operate as a waiver of such or preclude any other or further exercise thereof or the exercise of any other rights.

This Note shall be governed by and construed under and in accordance with the laws of the State of Ohio (but not including the choice of law rules thereof).

* * * * * *

IN WITNESS WHEREOF, the undersigned has duly executed this Note, or has caused this Note to be duly executed on its behalf, as of the day and year first set forth above.

MAKER:

SUITESEAT LLC

By:_____

Name:_____Connor Morris _____

Title:_____Chief Strategy Officer _____

HOLDER:

Ryan Morris

By:_____

Name:_____Ryan Morris _____

SUITESEAT LLC
CONVERTIBLE PROMISSORY NOTE

$_____5,000_____   _____July 25_____, 2017
                                                         _____Columbus_____, Ohio

FOR VALUE RECEIVED, SUITESEAT LLC, an Ohio limited liability company ("**MAKER**"), promises to pay to the order of _____**JIM HUMMER**_____ , or its assigns, ("**HOLDER**"), the principal amount of $_____5,000_____, together with all accrued but unpaid interest thereon, upon the first to occur of (a) the closing of a financing involving the purchase of equity securities of Maker (in which case, at the election of Holder, (i) the outstanding principal and interest will be paid in cash in full, or (ii) the outstanding principal and interest will be converted into the same equity security sold and issued by Maker in such financing at a price per equity security equal to eighty percent (80%) of the price per equity security of the security sold and issued in the financing, and otherwise on the same terms as such financing), (b) the closing of a financing involving the purchase of debt securities of Maker (in which case, at the election of Holder, (i) the outstanding principal and interest will be paid in cash in full, or (ii) the outstanding principal and interest will be converted on a *dollar-for-dollar* basis into the same debt security (together with any warrants or other associated instruments or securities) sold and issued by Maker in such financing), (c) on Holder's demand at any time on or after June 30, 2020 (in which case the outstanding principal and interest will be paid in cash in full), or (d) the consummation of the sale of Maker (whether by merger or by sale of equity or assets) (in which case the outstanding principal and interest will be paid in cash in full). Any principal amounts outstanding under this convertible promissory note (this "**NOTE**") shall bear interest at the simple annual rate of eight percent (8%). This Note may be prepaid in whole or in part at any time or times without premium or penalty with the consent of Holder.

In no event shall this Note or any similar convertible promissory notes be issued in a principal amount of less than $5,000.

Maker hereby waives presentment, protest, demand, notice of dishonor and all other notices, and all defenses and pleas on the grounds of any extension or extensions of the time of payments or the due dates of this Note, in whole or in part, with or without notice. No renewal, extension, release, delay or omission by Holder in enforcement of this Note, or in exercising any right or power hereunder, shall operate as a waiver of such or preclude any other or further exercise thereof or the exercise of any other rights.

This Note shall be governed by and construed under and in accordance with the laws of the State of Ohio (but not including the choice of law rules thereof).

* * * * * *

IN WITNESS WHEREOF, the undersigned has duly executed this Note, or has caused this Note to be duly executed on its behalf, as of the day and year first set forth above.

MAKER:

SUITESEAT LLC

By:_____

Name: Marcus Davis

Title: President and CEO

HOLDER:

Jim Hummer

By:_____

Name: Jim Hummer

SUITESEAT LLC
CONVERTIBLE PROMISSORY NOTE

$_____5,000_____   July 24__, 2017
                                                            Columbus____, Ohio

FOR VALUE RECEIVED, SUITESEAT LLC, an Ohio limited liability company ("**MAKER**"), promises to pay to the order of _____**JAN MORRIS**_____, or its assigns, ("**HOLDER**"), the principal amount of $_____5,000_____, together with all accrued but unpaid interest thereon, upon the first to occur of (a) the closing of a financing involving the purchase of equity securities of Maker (in which case, at the election of Holder, (i) the outstanding principal and interest will be paid in cash in full, or (ii) the outstanding principal and interest will be converted into the same equity security sold and issued by Maker in such financing at a price per equity security equal to eighty percent (80%) of the price per equity security of the security sold and issued in the financing, and otherwise on the same terms as such financing), (b) the closing of a financing involving the purchase of debt securities of Maker (in which case, at the election of Holder, (i) the outstanding principal and interest will be paid in cash in full, or (ii) the outstanding principal and interest will be converted on a *dollar-for-dollar* basis into the same debt security (together with any warrants or other associated instruments or securities) sold and issued by Maker in such financing), (c) on Holder's demand at any time on or after June 30, 2020 (in which case the outstanding principal and interest will be paid in cash in full), or (d) the consummation of the sale of Maker (whether by merger or by sale of equity or assets) (in which case the outstanding principal and interest will be paid in cash in full). Any principal amounts outstanding under this convertible promissory note (this "**NOTE**") shall bear interest at the simple annual rate of eight percent (8%). This Note may be prepaid in whole or in part at any time or times without premium or penalty with the consent of Holder.

In no event shall this Note or any similar convertible promissory notes be issued in a principal amount of less than $5,000.

Maker hereby waives presentment, protest, demand, notice of dishonor and all other notices, and all defenses and pleas on the grounds of any extension or extensions of the time of payments or the due dates of this Note, in whole or in part, with or without notice. No renewal, extension, release, delay or omission by Holder in enforcement of this Note, or in exercising any right or power hereunder, shall operate as a waiver of such or preclude any other or further exercise thereof or the exercise of any other rights.

This Note shall be governed by and construed under and in accordance with the laws of the State of Ohio (but not including the choice of law rules thereof).

* * * * * *

1134371.1

IN WITNESS WHEREOF, the undersigned has duly executed this Note, or has caused this Note to be duly executed on its behalf, as of the day and year first set forth above.

MAKER:

SUITESEAT LLC

By: [signature]
Name: Connor Morris
Title: Chief Strategy Officer

HOLDER:

Jan Morris

By: Jan Morris
Name: Jan Morris

SUITESEAT LLC
CONVERTIBLE PROMISSORY NOTE

$_____5,000_____   _____July 30_____, 2017
                                                                    _____Columbus_____, Ohio

FOR VALUE RECEIVED, SUITESEAT LLC, an Ohio limited liability company ("**MAKER**"), promises to pay to the order of _____**BRIAN GENTRY**_____ , or its assigns, ("**HOLDER**"), the principal amount of $_____5,000_____, together with all accrued but unpaid interest thereon, upon the first to occur of (a) the closing of a financing involving the purchase of equity securities of Maker (in which case, at the election of Holder, (i) the outstanding principal and interest will be paid in cash in full, or (ii) the outstanding principal and interest will be converted into the same equity security sold and issued by Maker in such financing at a price per equity security equal to eighty percent (80%) of the price per equity security of the security sold and issued in the financing, and otherwise on the same terms as such financing), (b) the closing of a financing involving the purchase of debt securities of Maker (in which case, at the election of Holder, (i) the outstanding principal and interest will be paid in cash in full, or (ii) the outstanding principal and interest will be converted on a *dollar-for-dollar* basis into the same debt security (together with any warrants or other associated instruments or securities) sold and issued by Maker in such financing), (c) on Holder's demand at any time on or after June 30, 2020 (in which case the outstanding principal and interest will be paid in cash in full), or (d) the consummation of the sale of Maker (whether by merger or by sale of equity or assets) (in which case the outstanding principal and interest will be paid in cash in full). Any principal amounts outstanding under this convertible promissory note (this "**NOTE**") shall bear interest at the simple annual rate of eight percent (8%). This Note may be prepaid in whole or in part at any time or times without premium or penalty with the consent of Holder.

In no event shall this Note or any similar convertible promissory notes be issued in a principal amount of less than $5,000.

Maker hereby waives presentment, protest, demand, notice of dishonor and all other notices, and all defenses and pleas on the grounds of any extension or extensions of the time of payments or the due dates of this Note, in whole or in part, with or without notice. No renewal, extension, release, delay or omission by Holder in enforcement of this Note, or in exercising any right or power hereunder, shall operate as a waiver of such or preclude any other or further exercise thereof or the exercise of any other rights.

This Note shall be governed by and construed under and in accordance with the laws of the State of Ohio (but not including the choice of law rules thereof).

* * * * * *

IN WITNESS WHEREOF, the undersigned has duly executed this Note, or has caused this Note to be duly executed on its behalf, as of the day and year first set forth above.

MAKER:

SUITESEAT LLC

By:

Name: Marcus Davis

Title: President and CEO

HOLDER:

Brian Gentry

By:

Name: Brian Gentry

SUITESEAT LLC
CONVERTIBLE PROMISSORY NOTE

$_____5,000_____   _____June 30_____, 2017
                                                            _____Columbus_____, Ohio

FOR VALUE RECEIVED, SUITESEAT LLC, an Ohio limited liability company ("**MAKER**"), promises to pay to the order of _____**THE RAZI FAMILY TRUST**_____ , or its assigns, ("**HOLDER**"), the principal amount of $_____5,000_____, together with all accrued but unpaid interest thereon, upon the first to occur of (a) the closing of a financing involving the purchase of equity securities of Maker (in which case the outstanding principal and interest will be converted into the same equity security sold and issued by Maker in such financing at a price per equity security equal to eighty percent (80%) of the price per equity security of the security sold and issued in the financing, and otherwise on the same terms as such financing), (b) the closing of a financing involving the purchase of debt securities of Maker (in which case the outstanding principal and interest will be converted on a *dollar-for-dollar* basis into the same debt security (together with any warrants or other associated instruments or securities) sold and issued by Maker in such financing), (c) on Holder's demand at any time on or after June 30, 2020 (in which case the outstanding principal and interest will be paid in cash in full), or (d) the consummation of the sale of Maker (whether by merger or by sale of equity or assets) (in which case the outstanding principal and interest will be paid in cash in full). Any principal amounts outstanding under this convertible promissory note (this "**NOTE**") shall bear interest at the simple annual rate of eight percent (8%). This Note may be prepaid in whole or in part at any time or times without premium or penalty with the consent of Holder.

In no event shall this Note or any similar convertible promissory notes be issued in a principal amount of less than $5,000.

Maker hereby waives presentment, protest, demand, notice of dishonor and all other notices, and all defenses and pleas on the grounds of any extension or extensions of the time of payments or the due dates of this Note, in whole or in part, with or without notice. No renewal, extension, release, delay or omission by Holder in enforcement of this Note, or in exercising any right or power hereunder, shall operate as a waiver of such or preclude any other or further exercise thereof or the exercise of any other rights.

This Note shall be governed by and construed under and in accordance with the laws of the State of Ohio (but not including the choice of law rules thereof).

<p style="text-align:center">* * * * * *</p>

IN WITNESS WHEREOF, the undersigned has duly executed this Note, or has caused this Note to be duly executed on its behalf, as of the day and year first set forth above.

MAKER:

SUITESEAT LLC

By: *Marcus Davis*

Name: Marcus Davis

Title: President and CEO

HOLDER:

The Razi Family Trust

By:

Name:

Title:

SUITESEAT LLC
CONVERTIBLE PROMISSORY NOTE

$ 10,000   June 30   , 2017
                                              Columbus   , Ohio

FOR VALUE RECEIVED, SUITESEAT LLC, an Ohio limited liability company ("**MAKER**"), promises to pay to the order of   **JEFF DAVIS**   , or its assigns, ("**HOLDER**"), the principal amount of $ 10,000   , together with all accrued but unpaid interest thereon, upon the first to occur of (a) the closing of a financing involving the purchase of equity securities of Maker (in which case the outstanding principal and interest will be converted into the same equity security sold and issued by Maker in such financing at a price per equity security equal to eighty percent (80%) of the price per equity security of the security sold and issued in the financing, and otherwise on the same terms as such financing), (b) the closing of a financing involving the purchase of debt securities of Maker (in which case the outstanding principal and interest will be converted on a *dollar-for-dollar* basis into the same debt security (together with any warrants or other associated instruments or securities) sold and issued by Maker in such financing), (c) on Holder's demand at any time on or after June 30, 2020 (in which case the outstanding principal and interest will be paid in cash in full), or (d) the consummation of the sale of Maker (whether by merger or by sale of equity or assets) (in which case the outstanding principal and interest will be paid in cash in full). Any principal amounts outstanding under this convertible promissory note (this "**NOTE**") shall bear interest at the simple annual rate of eight percent (8%). This Note may be prepaid in whole or in part at any time or times without premium or penalty with the consent of Holder.

In no event shall this Note or any similar convertible promissory notes be issued in a principal amount of less than $5,000.

Maker hereby waives presentment, protest, demand, notice of dishonor and all other notices, and all defenses and pleas on the grounds of any extension or extensions of the time of payments or the due dates of this Note, in whole or in part, with or without notice. No renewal, extension, release, delay or omission by Holder in enforcement of this Note, or in exercising any right or power hereunder, shall operate as a waiver of such or preclude any other or further exercise thereof or the exercise of any other rights.

This Note shall be governed by and construed under and in accordance with the laws of the State of Ohio (but not including the choice of law rules thereof).

* * * * * *

IN WITNESS WHEREOF, the undersigned has duly executed this Note, or has caused this Note to be duly executed on its behalf, as of the day and year first set forth above.

MAKER:

SUITESEAT LLC

By: *Marcus Davis*

Name: Marcus Davis

Title: President and CEO

HOLDER:

Jeff Davis

By:

Name: Jeff Davis